June 9, 2005

BY EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	TreeHouse Foods, Inc.
Form 10 Registration Statement
File No. 001-32504

Dear Mr. Schwall:

     On behalf of TreeHouse Foods, Inc. (“TreeHouse” or the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement referenced above (as amended, the “Registration Statement”). The Company is filing this Registration Statement in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated June 1, 2005 (the “Letter”) to Mr. Sam K. Reed, Chief Executive Officer of TreeHouse. For the convenience of the Staff, we are sending in paper format by hand delivery copies of this letter and the Registration Statement, marked to reflect all changes since the previous filing, as well as supplemental materials in support of certain statements made by Mr. Reed in his letter to TreeHouse stockholders, which accompanies the information statement filed as Exhibit 99.1 to the Registration Statement. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement.

The Distribution, page 21

Comment 1:	Expand the second and third paragraphs to provide more detail as to why Dean Foods was unable to reach acceptable terms with the publicly traded food manufacturer and the substance of inquiries received from “various prospective purchasers.” Please see our comment number 3 in our letter of April 29, 2005.

Securities and Exchange Commission
June 9, 2005

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 21 of the information statement. Upon further review, it was determined that Dean Foods Company (“Dean Foods”) did not receive inquiries from prospective purchasers of its Specialty Foods Group business in 2004, although it had received such inquiries prior to the time in early 2004 that Dean Foods’ management began to consider strategic alternatives for Dean Foods’ Specialty Foods Group business. Accordingly, this language has been deleted.

Comment 2:	Clarify the position and relationship of Mr. Engles and Mr. Reed to Dean Foods and the Specialty Foods Group at the time that Mr. Engles contacted Mr. Reed as cited in the fourth paragraph. Please be more specific about what you mean by Mr. Reed’s “management team.” Are they the same as the “management investors”?

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 21 of the information statement.

Comment 3:	Expand the discussion in the fourth paragraph to quantify, and describe the terms of, the equity investment to be made by Mr. Reed and the other management investors and indicate the extent of their equity holding as a result.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 21 of the information statement.

Comment 4:	Expand the bullets at the end of the fourth paragraph to quantify, where possible, or otherwise explain, each point.

Response:	The Company acknowledges the Staff’s comment and has added cross-references to several of the bullets at the end of the third paragraph to indicate where additional information, including quantitative information, regarding the terms of the management investors’ equity investment, the compensation to be paid to them in connection with their service to the Company and other relevant information can be found. Please note that we have cross-referenced this information to avoid repetitive disclosure. In addition, the Company has added additional disclosure at the end of the third paragraph to clarify that Dean Foods did not quantify or otherwise assign relative weights to the various factors listed in this paragraph. Please see pages 21-22 of the information statement.

Comment 5:	Expand the fifth paragraph to provide a reasonably detailed summary of the Board’s evaluation of the proposed transaction at its January 26, 2005 meeting. Address any alternatives and quantitative analyses considered by the Board in approving the transaction.

Securities and Exchange Commission
June 9, 2005

Response:	The Company acknowledges the Staff’s comment and has expanded the fifth paragraph to provide further information regarding the factors considered by the Dean Foods Board in its evaluation of the proposed transaction. Please see pages 22-23 of the information statement. While we agree that disclosure regarding the strategic and commercial rationale for the spin-off and equity investment is appropriate, we believe that the level of disclosure proposed in response to the Staff’s comment is appropriate for a spin-off transaction of the type contemplated. In this regard, the Company notes that the equity investment undertaken by the management investors represents only 1.7% of the Company’s outstanding capital stock and, therefore, would not ordinarily be viewed as an acquisition transaction for purposes of public disclosure. The Company also notes that the parties to this transaction are completely unrelated, that the negotiations between them have been conducted at arms’ length and that the decision to approve the transaction was subject to the Dean Foods Board’s fiduciary duties.

Comment 6:	Tell us the nature of the advice provided by Merrill Lynch.

Response:	Merrill Lynch was engaged by Dean Foods to act as its exclusive financial adviser in connection the proposed separation of its Specialty Foods Group business. In connection with this engagement, Merrill Lynch provided advice regarding the strategic rationale for, and possible alternatives to, the proposed spin-off transaction to the Dean Foods Board for its consideration. In this capacity, Merrill Lynch assisted Dean Foods’ management and the Dean Foods Board of Directors in developing indicative valuations of the Company. However, Merrill Lynch was not engaged to furnish any fairness or other financial opinion to the Board regarding this transaction. In response to Comment 5, the Company has revised the Registration Statement to include further information regarding the advice provided by Merrill Lynch to the Dean Foods Board. Please see pages 22-23 of the information statement.

Comment 7:	Identify the compensation consultant engaged by Dean Foods.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 23 of the information statement.

Comment 8:	We hereby reissue comment 16, which requests that you make clear which conditions have been satisfied.

Response:	The Company acknowledges the Staff’s comment; however, to date none of the listed conditions have been satisfied. Although Dean Foods has received a revenue ruling from the IRS with respect to the proposed transaction, the ruling must remain in effect at the time of the distribution for this condition to be satisfied. Similarly, while the Dean Foods Board

Securities and Exchange Commission
June 9, 2005

has provided conditional approval to the distribution agreement and the transactions contemplated thereby, this approval remains subject to final authorization from a special committee of the Board. Please also note that the Company has not yet received final approval for listing of its common stock on the New York Stock Exchange. The Company will review the disclosure in this section in connection with future filings and will revise accordingly to reflect satisfaction of any listed conditions.

Management, page 71

Comment 9:	Provide us with consents from Messrs. Bayly and Smith to being named as directors.

Response:	We believe that no consents are required for director nominees to be named in a registration statement filed under the Exchange Act. Furthermore, Messrs. Bayly and Smith, together with the other director nominees listed in the information statement, have now been elected as directors of the Company.

     Subject to clearance from the Staff and the New York Stock Exchange, the Company expects to request acceleration of the effectiveness of the Registration Statement on or about June 10, 2005.

     The Company has advised us that, with respect to the Registration Statement submitted herewith for filing, it acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	the Staff’s comments or changes in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 9, 2005

     If you have any questions concerning this response or require additional information concerning the Registration Statement, please telephone either the undersigned at the telephone number indicated above or Catherine Brown of this firm at (202) 663-6968.

Sincerely yours,

/s/ Erika L. Robinson

Erika L. Robinson
Partner

cc:	Sam K. Reed
Meredith B. Cross
Carmen Moncada-Terry
Timothy Levenberg